[LETTERHEAD OF RALPH LAUREN CORPORATION]

August 9, 2013

Via EDGAR Correspondence

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE: Ralph Lauren Corporation
Form 10-K for the Fiscal Year Ended March 30, 2013
Filed May 23, 2013
File No. 001-13057
Response to Comment Letter Dated July 29, 2013

Dear Ms. Jenkins:

On behalf of Ralph Lauren Corporation (the “Company”), this letter is to respectfully request an extension to respond to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated July 29, 2013, as discussed with the Staff on August 2, 2013. The Company is committed to responding promptly and intends to provide a response to the Staff no later than August 23, 2013.

Sincerely,

/s/ Christopher H. Peterson
Christopher H. Peterson
Senior Vice President and Chief Financial Officer
Ralph Lauren Corporation

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